Mattson Technology, Inc.
NONQUALIFIED DEFERRED COMPENSATION PLAN

Mattson Technology, Inc.
NONQUALIFIED DEFERRED COMPENSATION PLAN

RECITALS

Mattson Technology, Inc.'s Nonqualified Deferred Compensation Plan is adopted by Mattson Technology, Inc. effective as of January 1, 2006, or if later, such date the Plan (as defined herein) is approved by Mattson Technology, Inc.'s Board of Directors. The Plan has been adopted primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees of the Company and its related entities. Accordingly, it is intended that this Plan be exempt from the requirements of Parts II, III and IV of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. This Plan is intended to be an unfunded, nonqualified deferred compensation plan. Plan participants shall have the status of unsecured creditors of Mattson Technology, Inc. with respect to the payment of Plan benefits. Furthermore, this Plan is intended to meet the requirements of section 409A of the Code (as defined herein) and any regulations promulgated pursuant to section 409A.

ARTICLE 1
DEFINITIONS

1.1 ACCOUNT means the book entry account(s) established under the Plan for each Participant's Compensation Deferrals, Discretionary Employer Contributions and any contribution credits and deemed income, gains and losses credited thereto or debited therefrom. Account balances shall be reduced by any distributions made to the Participant or the Participant's Beneficiary(ies) therefrom and any charges that may be imposed on such Account(s) pursuant to the terms of the Plan. Separate Subaccounts may be established to which shall be credited a Participant's Compensation Deferrals for each separate Plan Year, the Discretionary Employer Contributions, if any, and the gains and losses with respect thereto. Where Subaccounts have been established, Account shall refer to all of the Participants' Subaccounts, collectively, as the context may require.

1.2 BENEFICIARY means any person or persons so designated in accordance with the provisions of Section 7.1.

1.3 BOARD means the Board of Directors of Mattson Technology Inc. If one or more committees have been appointed by the Board to determine eligibility under the Plan, Discretionary Employer Contributions to be made to the Plan, or to exercise any other Company discretion with respect to such Plan, "Board" also means such committee(s).

1.4 CODE means the Internal Revenue Code of 1986 and the regulations thereunder, as amended from time to time.

1.5 COMMITTEE means the Administrative Committee composed of such individuals as may be appointed by the Board which shall function as the administrator of the Plan.

1.6 COMPANY means Mattson Technology Inc., a California corporation, and any successor organization thereto.

1.7 COMPENSATION means the total salary, bonus, commission, and Profit Sharing paid by the Employer to an Eligible Employee with respect to his or her performance of services for the Employer (as determined by the Committee). Compensation shall also include any "Performance Based Compensation" as that term is defined under section 409A of the Code and any regulations thereunder.

1.8   COMPENSATION DEFERRALS means the percentage or dollar amount of an Eligible Employee's Compensation which the Eligible Employee elects to defer pursuant to Section 3.1.

1.9   DESIGNATION DATE means the date or dates as of which a designation of deemed investment directions by an individual pursuant to Section 4.3, or any change in a prior designation of deemed investment directions by an individual pursuant to Section 4.3, shall become effective.   The Designation Dates in any Plan Year shall be determined by the Committee.

1.10   DISABILITY will be determined to exist if the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, eligible to receive income replacement benefits for a period of not less than 3 months under any disability benefit plan for covered Employees of the Employer, or, if the Participant does not participate in such plan, would have been eligible to receive such benefits had the Participant participated in such plan.   If the Employer does not sponsor such a plan or discontinues sponsoring such a plan, Disability shall be determined by the Committee in its sole discretion.

1.11   DISCRETIONARY EMPLOYER CONTRIBUTIONS means the amount, if any, of contributions awarded to a Participant pursuant to Section 3.2.

1.12   EFFECTIVE DATE means the effective date of the Plan, which shall be November 1, 2005, or if later, the date the Plan is approved by the Board.

1.13   ELECTION means the form on which a Participant (i) elects to make Compensation Deferrals pursuant to Article 3, or (ii) elects a fixed payment date pursuant to Article 5, or (iii) elects the method by which his or her Account will be distributed pursuant to Article 6.   The Election shall be in such form, including specifically by electronic means, as may be prescribed by the Committee.

1.14   ELIGIBLE EMPLOYEE means, for any Plan Year (or applicable portion thereof), an employee of the Employer who is a Director and above, as more particularly described in Article 2 and who has been designated by the Committee, in its sole discretion, as eligible to participate in the Plan.

1.15   EMPLOYER means Mattson Technology, Inc., a California corporation, and its successors and assigns unless otherwise herein provided, or any other corporation or business organization which, with the consent of Mattson Technology, Inc., or its successors or assigns, assumes the Employer's obligations hereunder, and any other corporation or business organization which agrees with the consent of Mattson Technology, Inc., to become a party to the Plan.

1.16   ENTRY DATE means the first day of any Plan Year and, as to any Eligible Employee, the date which is thirty (30) days from the date on which such Eligible Employee is first notified by the Committee of his or her eligibility to participate in the Plan.   Notwithstanding the foregoing, for any individual first designated as an Eligible Employee on or before the Effective Date, his or her Entry Date shall be the Effective Date.

1.17   OPEN ENROLLMENT PERIOD means such period as the Committee may specify which ends prior to the first day of each Plan Year, or, with respect to an Eligible Employee who first becomes eligible to participate in the Plan during a Plan Year, ends within thirty (30) days of becoming an Eligible Employee.   Notwithstanding the foregoing, the Open Enrollment Period for deferrals of Performance Based Compensation may end no later than six (6) months prior to the end of the performance period for which services are to be rendered.

1.18   PARTICIPANT means an Eligible Employee who has elected to participate in the Plan by executing and submitting an Election to the Committee. A Participant shall also mean an Eligible Employee for whom Discretionary Employer Contributions are made, regardless of whether such Eligible Employee has executed and submitted an Election.

1.19   PLAN means this Mattson Technology, Inc. Nonqualified Deferred Compensation Plan, as amended from time to time.

1.20   PLAN YEAR means the twelve (12) month period beginning on each January 1 and ending on the following December 31.

1.21   RETIREMENT means the Participant's termination of service with the Employer after obtaining either age sixty-five (65) years old or at the time that the sum of a Participant's age and the Participant's Years of Participation equal at least sixty-five (65).

1.22   TRUST means any trust, including a grantor trust within the meaning of subpart E, part I, subchapter J, chapter I, subtitle A of the Code, created by the Trust agreement, to hold Compensation Deferrals and Discretionary Employer Contributions.

1.23   TRUSTEE means the trustee of the Trust described in Article 11.

1.24   VALUATION DATE means any business day on which the New York Stock Exchange is open, or such other date that the Committee, in its sole discretion, designates as a Valuation Date.

1.25   YEAR OF PARTICIPATION means the 12 consecutive month period measured by an Eligible Employee's date of entry into this Plan and anniversaries thereof.

1.26   YEAR OF SERVICE means the 12 consecutive month period measured by an Eligible Employee's date of hire and anniversaries thereof.

ARTICLE 2
ELIGIBILITY AND PARTICIPATION

2.1   ELIGIBILITY. Eligibility for participation in the Plan shall be limited to Directors and above, who are designated by the Committee, in its sole discretion, as eligible to participate in the Plan. Eligible Individuals shall be notified as to their eligibility to participate in the Plan. Participation in the Plan is voluntary.

2.2   COMMENCEMENT OF PARTICIPATION. An Eligible Employee may begin participation in the Plan upon any Entry Date, subject to the execution and submission of an Election pursuant to Article 3. In addition, participation of an Eligible Employee who has not otherwise commenced participation in the Plan, shall commence when a Discretionary Employer Contribution is made to the Account of such Eligible Employee pursuant to the provisions of Section 3.2.

2.3   CESSATION OF PARTICIPATION. Active participation in the Plan shall end when a Participant's employment terminates for any reason or at such time as a Participant is notified by the Committee, pursuant to Section 2.4, below, that he or she is no longer eligible to participate in the Plan. Upon termination of employment or eligibility, a Participant shall remain an inactive Participant in the Plan until the vested Account of the Participant under this Plan has been paid in full.

2.4   CESSATION OF ELIGIBILITY.   The Committee may at any time, in its sole discretion, notify any Participant that he or she is not eligible to participate in the Plan, or is not eligible for Discretionary Employer Contributions in any Plan Year.

ARTICLE 3
CONTRIBUTIONS AND CREDITS

3.1   PARTICIPANT CONTRIBUTIONS AND CREDITS.

(a)   Compensation Deferrals. An Eligible Employee may elect to reduce his or her Compensation by the percentage or dollar amount set forth in an executed Election filed with the Committee, subject to the provisions of this Article 3. The Compensation Deferrals shall not be paid to the Participant, but shall be withheld from the Participant's Compensation and an amount equal to the Compensation Deferrals shall be credited to the Participant's applicable Account. Each Election to make Compensation Deferrals shall apply only to Compensation earned after the effective date of such Election.

(b)   Timing of Election. The Election must be filed with the Committee during the Open Enrollment Period for the Plan Year to which such Election applies.

(c)   Irrevocable Election. The Participant's Election with respect to his or her Compensation Deferrals is irrevocable. Unless increased, decreased or terminated during any subsequent Open Enrollment Period, an Election shall remain in effect until so changed by the Participant during such subsequent Open Enrollment Period. A Participant may at any time during the Plan Year terminate an election to defer and discontinue future deferrals of Compensation by providing written notice to the Committee. Deferrals will be discontinued as soon as reasonably practicable. In such event, Compensation earned for services subsequent to such termination notice will be paid directly to the Participant and will not be subject to his or her prior deferral election. A Participant who elects to discontinue deferrals of Compensation for a Plan Year may not recommence such deferrals until the next following Plan Year (or such later Plan Year in which he or she is again eligible to participate), provided the Participant completes and executes the required election form. Increases or decreases in the amount of Compensation a Participant elects to defer (other than a suspension of deferrals) shall not be permitted during the Plan Year.

(d)   Limitation on Compensation Deferrals. A Participant's Compensation Deferral Elections shall be subject to the following:

(1)   A Participant must defer a minimum of 1% of his or her Compensation each Plan Year. In the event the total amount deferred by a Participant in a Plan Year is less than the applicable minimum deferral amount, the Committee may, in its sole discretion, direct the Company to pay the amount deferred during that Plan Year to the Participant as soon as administratively feasible after the end of the Plan Year;

(2)   A Participant may elect to defer up to a maximum of one hundred percent (100%) of his or her Compensation.

(3)   The Compensation Deferrals elected by the Participant shall be reduced by the amount(s), if any, which may be necessary, in the Committee's sole and absolute discretion: (i) to satisfy all applicable income and employment taxes withholding and FICA contributions; (ii) to pay all contributions elected by the Participant pursuant to any other Company benefit plan which would require such compensation to be taken into account under such plan; and (iii) to satisfy all garnishments or other amounts required to be withheld by applicable law or court order.

(e)   No Withdrawal.   Except as provided in Section 5.2 below, amounts credited to a Participant's Account may not be withdrawn by a Participant and shall be paid only in accordance with the provisions of this Plan and applicable Participant Election.

(f)   Vesting.   A Participant shall at all times be 100% vested in amounts credited to his or her Compensation Deferral Account.

3.2   DISCRETIONARY EMPLOYER CONTRIBUTIONS AND CREDITS.

(a)   Discretionary Employer Contributions.   Apart from Compensation Deferral Contributions, the Board shall retain the right to make discretionary contributions for any Participant under this Plan at the times and in the amount(s) designated by the Employer, in its sole discretion. Amounts so credited will be considered a Participant's "Discretionary Employer Contributions."

(b)   Vesting.   Unless otherwise determined by the Board prior to awarding any Discretionary Employer Contribution, amounts credited to the Discretionary Employer Contribution Account shall be subject to the Employer's Qualified 401(k) plan vesting schedule.

Notwithstanding the preceding sentence, in the event of a Participant's Disability, Retirement or death, provided that at the time of such Participant's death the Participant was employed by the Employer, the Participant shall become one hundred percent (100%) vested in all Discretionary Employer Contributions. Any Participant that terminates employment with the Employer for any reason other than Disability, Retirement or death prior to full vesting shall irrevocably forfeit the portion not vested.   The Committee shall have the discretion to reinstate any such forfeitures if the Participant later becomes re-employed by the Employer.

(c)   Forfeitures for Misconduct.   If a Participant separates from service with the Employer as a result of the Participant's gross misconduct, as determined by the Committee, or if the Participant engages in unlawful business competition with the Employer, the Participant shall forfeit all amounts allocated to his or her Discretionary Employer Contribution Account(s) under this Section 3 (regardless of the vesting of such amounts). Such forfeitures shall be retained by the Employer. Notwithstanding any provision of the Plan to the contrary, this Section 3.2(c) shall only be enforceable to the extent authorized by applicable law.

ARTICLE 4
ALLOCATION OF FUNDS

4.1   ALLOCATION OF DEEMED EARNINGS OR LOSSES ON ACCOUNTS. Subject to Section 4.3, each Participant shall have the right to direct the Committee as to how amounts in his or her Account shall be deemed to be invested. Subject to such limitations as may from time to time be required by law, imposed by the Committee or the Trustee or contained elsewhere in the Plan, and subject to such operating rules and procedures as may be imposed from time to time by the Committee, prior to the date on which a direction will become effective, the Participant shall have the right to direct the Committee as to how amounts in his or her Compensation Deferral Account shall be deemed to be invested. The Committee may, but is not required to, invest assets held by the Company on behalf of the Participant pursuant to the deemed investment directions the Committee has properly received from the Participant, and may utilize the Trust for the same in its discretion.

As of each Valuation Date, the Participant's Account will be credited or debited to reflect the Participant's deemed investments. The Participant's Account will be credited or debited with the increase or decrease in the realizable net asset value of the designated deemed investments, as follows. As of each Valuation Date, an amount equal to the net increase or decrease in realizable net asset value (as determined by the Committee) of each deemed investment option within the Account since the preceding Valuation Date shall be allocated among all Participants' Accounts deemed to be invested in that investment option in accordance with the ratio which the portion of the Account of each Participant which is deemed to be invested within that investment option, determined as provided herein, bears to the aggregate of all amounts deemed to be invested within that investment option.

   4.2 <u>ACCOUNTING FOR DISTRIBUTIONS</u>. As of the date of any distribution hereunder, the distribution made hereunder to the Participant or his or her Beneficiary or Beneficiaries shall be charged to such Participant's Account. Such amounts shall be charged on a pro rata basis against the investments of the Plan in which the Participant's Account is deemed to be invested.

   4.3 <u>DEEMED INVESTMENT DIRECTIONS OF PARTICIPANTS</u>. Subject to such limitations as may from time to time be required by law, imposed by the Employer or the Trustee or contained elsewhere in the Plan, and subject to such operating rules and procedures as may be imposed from time to time by the Employer, prior to and effective for each Designation Date, each Participant may communicate to the Employer a direction (in accordance with (a), below) as to how his or her Account should be deemed to be invested among such categories of deemed investments as may be made available by the Employer hereunder. Such direction shall designate the percentage (in any whole percent multiples) of each portion of the Participant's Account which is requested to be deemed to be invested in such categories of deemed investments, and shall be subject to the following rules:

   (a) Any initial or subsequent deemed investment direction shall be in writing, on a form supplied by and filed with the Committee, and/or, as required or permitted by the Committee, shall be by written designation and/or electronic transmission designation. A designation shall be effective as of the Designation Date next following the date the direction is received and accepted by the Committee on which it would be reasonably practicable for the Committee to effect the designation. The Participant may, if permitted by the Committee, make a deemed investment direction for his or her existing Account balance as of the Designation Date and a separate deemed investment direction for contribution credits occurring after the Designation Date.

   (b) All amounts credited to the Participant's Account shall be deemed to be invested in accordance with the then effective deemed investment direction, and as of the Designation Date with respect to any new deemed investment direction, all or a portion of the Participant's Account at that date shall be reallocated among the designated deemed investment funds according to the percentages specified in the new deemed investment direction unless and until a subsequent deemed investment direction shall be filed and become effective. An election concerning deemed investment choices shall continue indefinitely as provided in the Participant's most recent Election, or other form specified by the Committee.

   (c) If the Employer receives an initial or revised deemed investment direction which it deems to be incomplete, unclear or improper, the Participant's investment direction then in effect shall remain in effect (or, in the case of a deficiency in an initial deemed investment direction, the Participant shall be deemed to have filed no deemed investment direction) until the next Designation Date, unless the Employer provides for, and permits the application of, corrective action prior thereto.

   (d) If the Employer possesses (or is deemed to possess as provided in (c), above) at any time directions as to the deemed investment of less than all of a Participant's Account, the Participant shall be deemed to have directed that the undesignated portion of the Participant's Account be deemed to be uninvested. Or, in its discretion, the Employer may direct such undesignated portion of the Account to be deemed to be invested in a money market, fixed income or similar fund made available under the Plan as determined by the Employer.

(e) Each reference in this Section to a Participant shall be deemed to include, where applicable, a reference to a Beneficiary.

ARTICLE 5
ENTITLEMENT TO BENEFITS

5.1 FIXED PAYMENT DATES; TERMINATION OF EMPLOYMENT. During the Open Enrollment Period of each Plan Year and on his or her Election a Participant may select a fixed payment date for the payment of amounts (or a portion of amounts) credited to his or her Account during the Plan Year for which the Participant Election is effective, which will be valued and payable according to the provisions of Article 6. Such fixed payment dates may be postponed to later dates so long as elections to so postpone the dates are made by the Participant at least twelve (12) months prior to the date on which the distribution was originally scheduled to be made, the election will not take effect until at least twelve (12) months after the date on which the election is made, and the new postponed distribution date is at least five (5) years from the originally scheduled date. Notwithstanding the foregoing, in no event shall any such fixed payment date be accelerated to a date earlier than that initially selected by the Participant.

A Participant who selects a fixed payment date for amounts credited to his or her Account during a Plan Year shall receive payment of such vested amounts at the earlier of such fixed payment date (as postponed, if applicable) or his or her termination of employment with the Employer.

Any fixed payment date elected by a Participant as provided above must be a date no earlier than the January 1 of the second calendar year after the calendar year for which the election is effective.

If a Participant does not make an election as provided above for any particular amounts hereunder, and the Participant terminates employment with the Employer for any reason, other than reaching Retirement, the Participant's vested Account at the date of such termination shall be valued and payable in a single lump sum as soon as practicable after such termination according to the provisions of Article 6.

5.2 HARDSHIP DISTRIBUTIONS. In the event of an unforeseeable emergency of the Participant, as hereinafter defined, the Participant may apply to the Committee for the distribution of all or any part of his or her vested Account. The Committee shall consider the circumstances of each such case, and the best interests of the Participant and his or her family, and shall have the right, in its sole discretion, if applicable, to allow such distribution, or, if applicable, to direct a distribution of part of the amount requested, or to refuse to allow any distribution. Upon a finding of unforeseeable emergency, the Committee shall make the appropriate distribution to the Participant from amounts under the Participant's vested Account. In no event shall the aggregate amount of the distribution exceed either the full value of the Participant's vested Account or the amount determined by the Committee to be necessary to alleviate the Participant's financial hardship (which financial hardship may be considered to include any taxes due because of the distribution occurring because of this Section) caused by the unforeseeable emergency, and which is not reasonably available from other resources of the Participant. For purposes of this Section, the value of the Participant's vested Account shall be determined as of the date of the distribution. "Unforeseeable Emergency" means (a) a severe financial hardship to the Participant resulting from an illness or accident of the Participant or of a dependent (as defined in Code section 152(a)) of the Participant, (b) loss of the Participant's property due to casualty, or (c) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, each as determined to exist by the Committee. A distribution may be made under this Section only with the written consent of the Committee.

5.3   RE-EMPLOYMENT OF RECIPIENT.   If a Participant receiving installment distributions by virtue of an entitlement due to termination of employment after reaching Retirement is re-employed by the Employer, the remaining distributions due to the Participant shall be suspended until such time as the Participant (or his or her Beneficiary) once again becomes eligible for benefits under Section 5.1, at which time such installment distributions shall commence, subject to the limitations and conditions contained in this Plan.

5.4   LIMITATION   ON   DISTRIBUTIONS   TO   COVERED   EMPLOYEES. Notwithstanding any other provision of this Plan, in the event that the Participant is a "covered employee" as that term is defined in Section 162(m)(3) of the Code, or would be a covered employee if amounts were distributed in accordance with his or her distribution election or hardship withdrawal, the maximum amount which may be distributed from the Participant's Account in any Plan Year shall not exceed one million dollars ($1,000,000) less the amount of compensation paid to the Participant in such Plan Year which is not "performance-based" (as defined in Code Section 162(m)(4)(C) which amount shall be reasonably determined by the Committee at the time of the proposed distribution. Any amount which is not distributed to the Participant in a Plan Year as a result of this limitation shall be distributed to the Participant in the next Plan Year, subject to compliance with the foregoing limitations set forth in this Section 5.4. During any such delay in payment, unpaid amounts shall continue to be credited (or debited) with deemed investment income, gains and losses under Article 4.   Notwithstanding the foregoing, distribution of a Participant's Account shall be made without regard to the deductibility limitation of Code section 162(m) if the time for distribution is accelerated pursuant to Section 9.3 or Section 10.3.

5.5   Supplemental Death Benefit. A supplement death benefit shall be paid to the Beneficiary of an eligible Participant, who has satisfied the criteria set forth in Section 5.5(a).

(a)   To be eligible for this supplemental death benefit, a Participant must have satisfied the following criteria prior to his or her death:

(i)   The Participant is eligible to participate in the Plan and, at the time of his or her death, had a current account balance (regardless of whether or not the Participant actually was making basic, bonus and/or commission deferrals at the time of his or her death);

(ii)   The Participant was an active employee with the Employer at the time of his or her death;

(iii)   The Participant completed and submitted an insurance application to the Committee; and

(iv)   The Company subsequently purchased an insurance policy on the life of the Participant, with a death benefit payable, and which policy is in effect at the time of the Participant's death.

(b)   Notwithstanding any provision of this Plan or any other document to the contrary, the supplemental death benefit payable pursuant to this Section 5.5 shall be paid only if an insurance policy has been issued on the Participant's life and such policy is in force at the time of the Participant's death and the Company shall have no obligation with respect to the payment of the supplemental death benefit, or to maintain an insurance policy for any Participants.

(c)   The supplemental death benefit provided under this Section 5.5 shall be taxable income when paid to the named Beneficiary.

5.6   Deduction Limitation on Withdrawal and Payments. If the Employer determines in good faith that there is a reasonable likelihood that any amount paid to a Participant for a taxable year of the Employer would not be deductible by the Employer solely by reason of the limitation under Section 162(m) of the Code, then to the extent deemed necessary by the Employer to ensure that the entire amount of any distribution to the Participant pursuant to this Plan is deductible, the Employer may defer all or any portion of a distribution under this Plan. Any amounts deferred pursuant to this limitation shall continue to be credited/debited with additional amounts in accordance with Article 4. The amounts so deferred and amounts credited thereon shall be distributed to the Participant or his or her beneficiary (in the event of the Participant's death) at the earliest possible date, as determined by the Employer in good faith, on which the deductibility of compensation paid or payable to the Participant for the taxable year of the Employer during which the distribution is made will not be limited by Section 162(m) of the Code, or if earlier, the date that is twenty-four (24) months following the date on which the distribution was first distributable to the Participant pursuant to the provisions of this Plan.

ARTICLE 6
DISTRIBUTION OF BENEFITS

6.1   AMOUNT. The value of the Participant's (or his or her Beneficiary's) distribution shall be equal to the vested value of the Participant's Account as of the Valuation Date or such other date as the Committee may specify, each as adjusted for Compensation Deferrals, Discretionary Employer Contributions, and/or withdrawals which have been subsequently credited thereto or made therefrom prior to the distribution date.

6.2   TIMING OF DISTRIBUTION.   Subject to the Participant having satisfied all applicable tax withholding obligations, distributions shall be paid (or, payments shall commence in installments) as soon as practicable after the earlier of:

(a)   The fixed payment date designated by the Participant; or

(b)   The date as soon as administratively feasible following the Participant's termination of employment with the Employer, death, or Disability.

6.3   METHOD OF DISTRIBUTION. A Participant's Account shall be paid in one of the following methods, as specified in his or her Election:

(a)   A single lump sum payment;

(b)   If, and only if, the Participant's employment was terminated as result of Retirement, and if elected by the Participant in his or her most recent effective Election, in annual installment payments of substantially equal amounts over a period of up to fifteen (15) years.

(c)   A Participant may amend his or her Election so as to select installments upon termination as a result of Retirement by filing an amended Election provided, however, that such Election to so change to installment distributions upon Retirement is made by the Participant at least twelve (12) months prior to the date of termination as a result of Retirement, the election will not take effect until at least twelve (12) months after the date on which the election is made, and the new postponed distribution date is at least five (5) years from the original termination date as a result of Retirement. Notwithstanding the foregoing, in no event shall any such distribution date be accelerated to a date earlier than that initially selected by the Participant.

(d) The Employer (or its designee) may establish from time to time limitations on the Participant's ability to select the time and method of payment of his Account based upon the amount in the Participant's Account. Unless and until changed by the Employer (or its designee), any Account that has a total vested balance of less than $5,000 at the time of distribution shall be paid in a lump sum regardless of an election by the Participant to be paid in installments.

ARTICLE 7
BENEFICIARIES; PARTICIPANT DATA

7.1 DESIGNATION OF BENEFICIARIES. Each Participant from time to time may designate any person or persons (who may be named contingently or successively) to receive such benefits as may be payable under the Plan upon or after the Participant's death, and such designation may be changed from time to time by the Participant by filing a new designation. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Employer, and will be effective only when filed in writing with the Employer during the Participant's lifetime.

In the absence of a valid Beneficiary designation, or if, at the time any benefit payment is due to a Beneficiary, there is no living Beneficiary validly named by the Participant, the Employer shall pay any such benefit payment to the Participant's spouse, if then living, but otherwise to the Participant's then living descendants, if any, per stirpes, but, if none, to the Participant's estate. In determining the existence or identity of anyone entitled to a benefit payment, the Employer may rely conclusively upon information supplied by the Participant's personal representative, executor or administrator. If a question arises as to the existence or identity of anyone entitled to receive a benefit payment as aforesaid, or if a dispute arises with respect to any such payment, then, notwithstanding the foregoing, the Employer, in its sole discretion, may distribute such payment to the Participant's estate without liability for any tax or other consequences which might flow therefrom, or may take such other action as the Employer deems to be appropriate.

7.2 INFORMATION TO BE FURNISHED BY PARTICIPANTS AND BENEFICIARIES; INABILITY TO LOCATE PARTICIPANTS OR BENEFICIARIES. Any communication, statement or notice addressed to a Participant or to a Beneficiary at his or her last post office address as shown on the Employer's records shall be binding on the Participant or Beneficiary for all purposes of the Plan. The Committee shall not be obliged to search for any Participant or Beneficiary beyond the sending of notice to such last known address. If the Committee notifies any Participant or Beneficiary that he or she is entitled to an amount under the Plan and the Participant or Beneficiary fails to claim such amount or make his or her location known to the Committee within three (3) years thereafter, then, except as otherwise required by law, if the location of one or more of the next of kin of the Participant is known to the Committee, the Committee may direct distribution of such amount to any one or more or all of such next of kin, and in such proportions as the Committee determines. If the location of none of the foregoing persons can be determined, the Committee shall have the right to direct that the amount payable shall be deemed to be a forfeiture, except that the dollar amount of the forfeiture, unadjusted for deemed gains or losses in the interim, shall be paid by the Committee if a claim for the benefit subsequently is made by the Participant or the Beneficiary to whom it was payable. If a benefit payable to an unlocated Participant or Beneficiary is subject to escheat pursuant to applicable state law, the Committee shall not be liable to any person for any payment made in accordance with such law.

ARTICLE 8
ADMINISTRATION

8.1 COMMITTEE POWERS AND RESPONSIBILITIES. The Committee shall have the complete control of the administration of the Plan herein set forth with all the powers necessary to enable it to properly carry out its duties in that respect. Not in limitation, but in amplification of the foregoing, the Committee shall have the power and authority to:

(a) Construe the trust agreement to determine all questions that shall arise as to the interpretations of the Plan's provisions including determination of which individuals are

Eligible Employees and the determination of the amounts credited to a Participant's Account, and the appropriate timing and method of distributions.

(b)   Adopt such rules of procedure and regulations as in its opinion may be necessary for the proper and efficient administration of the Plan and as are consistent with the Plan.

(c)   Implement the Plan in accordance with its terms and the rules and regulations adopted as above.

(d)   Appoint any persons or firms, or otherwise act to secure specialized advice or assistance, as it deems necessary or desirable in connection with the administration and operation of the Plan, and the Committee shall be entitled to rely conclusively upon, and shall be fully protected in any action or omission taken by it in good faith reliance upon, the advice or opinion of such firms or persons. The Committee may authorize one or more persons to execute any certificate or document on behalf of the Company, an Employer or the Committee, in which event any person notified by the Committee of such authorization shall be entitled to accept and conclusively rely upon any such certificate or document executed by such person as representing action by the Committee until such notified person shall have been notified of the revocation of such authority.

(e)   Subject to Article 9 hereof, adopt amendments to the Plan document which are deemed necessary or desirable to facilitate administration of the Plan and/or to bring the Plan into compliance with all applicable laws and regulations, provided that the Committee shall not have the authority to adopt any Plan amendment that will result in substantially increased costs to the Company unless such amendment is either expressly authorized by the Board or contingent upon ratification by the Board before becoming effective.

(f)   Select, review and retain or change any deemed investment fund under the Plan.

(g)   Compile and maintain all records it determines to be necessary, appropriate or convenient in connection with the administration of the Plan.

(h)   Direct the investment of the assets of the Trust.

(i)   Review the performance of the Trustee and any other advisor or service provider to the Plan.

(j)   Take such other action as may be necessary or appropriate to the management and investment of the Plan assets and administration of the Plan.

8.2   UNIFORMITY OF DISCRETIONARY ACTS. Whenever in the administration or operation of the Plan discretionary actions by the Employer are required or permitted, such actions shall be consistently and uniformly applied to all persons similarly situated, and no such action shall be taken which shall discriminate in favor of any particular person or group of persons.

8.3   LITIGATION. Except as may be otherwise required by law, in any action or judicial proceeding affecting the Plan, no Participant or Beneficiary shall be entitled to any notice or service of process, and any final judgment entered in such action shall be binding on all persons interested in, or claiming under, the Plan.

8.4   INDEMNIFICATION. To the extent permitted by law, the Company shall indemnify each member of the Committee, and any other employee or member of the Board with duties under the Plan, against losses and expenses (including any amount paid in settlement) reasonably incurred by such person in connection with any claims against such person by reason of such person's conduct in the performance of duties under the Plan, except in relation to matters as to which such person has acted fraudulently or in bad faith in the performance of duties. Notwithstanding the foregoing, the Company shall not indemnify any person for any expense incurred through any settlement or compromise of any action unless the Company consents in writing to the settlement or compromise.

       8.5   CLAIMS PROCEDURE.

       (a)   Initial Claim. A Participant or Beneficiary who believes he or she is entitled to any Benefit (a "Claimant") under this Plan may file a claim with the Committee. The Committee shall review the claim itself or appoint an individual or an entity to review the claim.

       (i)   Benefit Claim. The Claimant shall be notified within ninety days after the claim is filed whether the claim is allowed or denied, unless the Claimant receives written notice from the Committee or from an appointee of the Committee before the end of the ninety day period stating that special circumstances require an extension of the time for decision. Any such extension will not extend beyond one hundred eighty days after the day the claim is filed.

       (ii)   Manner and Content of Denial of Initial Claims. If the Plan Administrator denies a claim, it must provide to the Claimant, in writing or by electronic communication:

       (A)   The specific reasons for the denial;

       (B)   A reference to the Plan provision or insurance contract provision upon which the denial is based;

       (C)   A description of any additional information or material that the Claimant must provide in order to perfect the claim;

       (D)   An explanation of why such additional material or information is necessary;

       (E)   Notice that the Claimant has a right to request a review of the claim denial and information on the steps to be taken if the Claimant wishes to request a review of the claim denial; and

       (F)   A statement of the participant's right to bring a civil action under ERISA §502(a) following a denial on review of the initial denial.

       (b)   Review Procedures.

       (i)   Benefit Claims. A request for review of a denied claim must be made in writing to the Plan Committee within sixty days after receiving notice of denial. The decision upon review will be made within sixty days after the Plan Committee's receipt of a request for review, unless special circumstances require an extension of time for processing, in which case a decision will be rendered not later than one hundred twenty days after receipt of a request for review. A notice of such an extension must be provided to the Claimant within the initial sixty day period and must explain the special circumstances and provide an expected date of decision.

       The reviewer shall afford the Claimant an opportunity to review and receive, without charge, all relevant documents, information and records and to submit issues and comments in writing to the Plan Committee. The reviewer shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim regardless of whether the information was submitted or considered in the initial benefit determination.

(ii) <u>Manner and Content of Notice of Decision on Review</u>. Upon completion of its review of an adverse initial claim determination, the Plan Committee will give the Claimant, in writing or by electronic notification, a notice containing:

(A) its decision;

(B) the specific reasons for the decision;

(C) the relevant Plan provisions or insurance contract provisions on which its decision is based;

(D) a statement that the Claimant is entitled to receive, upon request and without charge, reasonable access to, and copies of, all documents, records and other information in the Plan's files which is relevant to the Claimant's claim for benefits;

(E) a statement describing the Claimant's right to bring an action for judicial review under ERISA §502(a); and

(F) if an internal rule, guideline, protocol or other similar criterion was relied upon in making the adverse determination on review, a statement that a copy of the rule, guideline, protocol or other similar criterion will be provided without charge to the Claimant upon request.

(c) <u>Calculation of Time Periods</u>. For purposes of the time periods specified in this Section 8.5, the period of time during which a benefit determination is required to be made begins at the time a claim is filed in accordance with the Plan procedures without regard to whether all the information necessary to make a decision accompanies the claim. If a period of time is extended due to a Claimant's failure to submit all information necessary, the period for making the determination shall be tolled from the date the notification is sent to the Claimant until the date the Claimant responds.

(d) <u>Failure of Plan to Follow Procedures</u>. If the Plan fails to follow the claims procedures required by this Section 8.5, a Claimant shall be deemed to have exhausted the administrative remedies available under the Plan and shall be entitled to pursue any available remedy under ERISA section 502(a) on the basis that the Plan has failed to provide a reasonable claims procedure that would yield a decision on the merits of the claim. If the Claimant fails to follow the claims procedures required by this Section 8.5, the Claimant shall not be entitled to pursue any further legal action, claim or remedy until such time as the Claimant, to the extent applicable, exhausts the administrative remedies available under the Plan.

ARTICLE 9
AMENDMENT

9.1 <u>RIGHT TO AMEND</u>. The Committee or the Company, by action of the Board, shall have the right to amend the Plan, at any time and with respect to any provisions hereof, and all parties hereto or claiming any interest hereunder shall be bound by such amendment; provided, however, that no such amendment shall deprive a Participant or a Beneficiary of a right accrued hereunder prior to the date of the amendment unless such an amendment is required by applicable law or deemed necessary to preserve the preferred tax treatment of the Plan.

9.2 <u>AMENDMENTS TO ENSURE PROPER CHARACTERIZATION OF PLAN</u>. Notwithstanding the provisions of Section 9.1, the Plan may be amended by the Committee or the Company, by action of its Board, at any time, retroactively if required, if found necessary, in the opinion of the Committee or the Board, in order to ensure that the Plan is characterized as a "top-hat" plan of deferred compensation maintained for a select group of management or highly compensated employees as described under ERISA sections 201(2), 301(a)(3), and 401(a)(1), and to conform the Plan to the provisions and requirements of any applicable law (including specifically Section 409A of the Code, and other applicable portions of ERISA and the Code). No such amendment shall be considered prejudicial to any interest of a Participant or a Beneficiary hereunder.

9.3   CHANGES IN LAW AFFECTING TAXABILITY.

(a)   Operation. This Section shall become operative upon the enactment of any change in applicable statutory law or the promulgation by the Internal Revenue Service of a final regulation or other pronouncement having the force of law, which statutory law, as changed, or final regulation or pronouncement, as promulgated, would cause any Participant to include in his or her federal gross income amounts accrued by the Participant under the Plan on a date (an "Early Taxation Event") prior to the date on which such amounts are made available to him or her hereunder.

(b)   Affected Right or Feature Nullified. Notwithstanding any other Section of this Plan to the contrary (but subject to subsection (c), below), as of an Early Taxation Event, the feature or features of this Plan that would cause the Early Taxation Event shall be null and void, to the extent, and only to the extent, required to prevent the Participant from being required to include in his or her federal gross income amounts accrued by the Participant under the Plan prior to the date on which such amounts are made available to him or her hereunder. If only a portion of a Participant's Account is impacted by the change in the law, then only such portion shall be subject to this Section, with the remainder of the Account not so affected being subject to such rights and features as if the law were not changed. If the law only impacts Participants who have a certain status with respect to the Employer, then only such Participants shall be subject to this Section.

(c)   Tax Distribution. If an Early Taxation Event is earlier than the date on which the statute, regulation or pronouncement giving rise to the Early Taxation Event is enacted or promulgated, as applicable (i.e., if the change in the law is retroactive), there shall be distributed to each Participant, as soon as practicable following such date of enactment or promulgation, the amounts that became taxable on the Early Taxation Event.

ARTICLE 10
TERMINATION

10.1   EMPLOYER'S RIGHT TO TERMINATE OR SUSPEND PLAN. The Employer reserves the right to terminate the Plan and/or its obligation to make further credits to Plan Accounts, by action of its Board of Directors. The Employer also reserves the right to suspend the operation of the Plan for a fixed or indeterminate period of time, by action of its Board of Directors.

10.2   SUSPENSION OF DEFERRALS. In the event of a suspension of the Plan, the Employer shall continue all aspects of the Plan, other than Compensation Deferrals and Discretionary Employer Contributions, during the period of the suspension, in which event payments hereunder will continue to be made during the period of the suspension in accordance with Articles 5 and 6.

10.3   ALLOCATION AND DISTRIBUTION. This Section shall become operative on a complete termination of the Plan. The provisions of this Section also shall become operative in the event of a partial termination of the Plan, as determined by the Employer, but only with respect to that portion of the Plan attributable to the Participants to whom the partial termination is applicable. Upon the effective date of any such event, notwithstanding any other provisions of the Plan, no persons who were not theretofore Participants shall be eligible to become Participants, the value of the interest of all Participants and Beneficiaries shall be determined and, after deduction of estimated expenses in liquidating and, if applicable, paying Plan benefits, paid to them as soon as is practicable after such termination.

10.4   SUCCESSOR TO EMPLOYER. Any corporation or other business organization which is a successor to the Employer by reason of a consolidation, merger or purchase of substantially all of the assets of the Employer shall have the right to become a party to the Plan by adopting the same by resolution of the entity's board of directors or other appropriate governing body. If, within ninety (90) days from the effective date of such consolidation, merger or sale of assets, such new entity does not become a party hereto, as above provided, the Plan automatically shall be terminated, and the provisions of Section 10.3 shall become operative.

ARTICLE 11
THE TRUST

11.1   ESTABLISHMENT OF TRUST.   The Employer, in its sole and absolute discretion, may establish a Trust with a qualified trustee pursuant to such terms and conditions as are set forth in a Trust agreement to be entered into between the Employer and such trustee (the Trustee). Or, the Employer may cause to be maintained one or more separate subaccounts in an existing Trust maintained with the Trustee with respect to one or more other plans of the Employer, which subaccount or subaccounts represent Participants' interests in the Plan. The Employer shall have the discretion to make contributions to such Trust that correspond to credits to Participants' Accounts and/or to invest Trust assets in a manner that corresponds to Participants' selected deemed investments in order to provide a source of funds with which the Employer shall pay Plan benefits as they become due.

Any amounts held in a Trust established under this Section shall be the sole property of the Employer and will not be held as collateral security for fulfillment of the Employer's obligation under the Plan. Any such Trust shall be intended to be treated as a "grantor trust" under the Code and the establishment of the Trust or the utilization of any existing Trust for Plan benefits, as applicable, shall not be intended to cause any Participant to realize current income on amounts contributed thereto, and the Trust shall be so interpreted. Any such funds will be subject to the claims of all bankruptcy or insolvency creditors of the Employer as provided in the Trust agreement, and no Participant or Beneficiary will have any vested interest or secured or preferred position with respect to such funds or have any claims against the Employer hereunder except as a general creditor.

ARTICLE 12
MISCELLANEOUS

12.1   LIMITATIONS ON LIABILITY OF EMPLOYER. Neither the establishment of the Plan nor any modification thereof, nor the creation of any account under the Plan, nor the payment of any benefits under the Plan shall be construed as giving to any Participant or other person any legal or equitable right against the Employer, or any officer or employer thereof except as provided by law or by any Plan provision. The Employer does not in any way guarantee any Participant's Account from loss or depreciation, whether caused by poor investment performance of a deemed investment or the inability to realize upon an investment due to an insolvency affecting an investment vehicle or any other reason. In no event shall the Employer, or any successor, employee, officer, director or stockholder of the Employer, be liable to any person on account of any claim arising by reason of the provisions of the Plan or of any instrument or instruments implementing its provisions, or for the failure of any Participant, Beneficiary or other person to be entitled to any particular tax consequences with respect to the Plan, or any credit or distribution hereunder.

12.2 <u>CONSTRUCTION</u>. The laws of the state of the Employer's incorporation shall govern, control and determine all questions of law arising with respect to the Plan and the interpretation and validity of its respective provisions, except where those laws are preempted by the laws of the United States. Participation under the Plan will not give any Participant neither the right to be retained in the service of the Employer nor any right or claim to any benefit under the Plan unless such right or claim has specifically accrued hereunder.

The Plan is intended to be and at all times shall be interpreted and administered so as to qualify as an unfunded deferred compensation plan, and no provision of the Plan shall be interpreted so as to give any individual any right in any assets of the Employer which right is greater than the rights of a general unsecured creditor of the Employer.

12.3 <u>SPENDTHRIFT PROVISION</u>. No amount payable to a Participant or a Beneficiary under the Plan will, except as otherwise specifically provided by law, be subject in any manner to anticipation, alienation, attachment, garnishment, sale, transfer, assignment (either at law or in equity), levy, execution, pledge, encumbrance, charge or any other legal or equitable process, and any attempt to do so will be void; nor will any benefit be in any manner liable for or subject to the debts, contracts, liabilities, engagements or torts of the person entitled thereto. Further, (i) the withholding of taxes from Plan benefit payments, (ii) the recovery under the Plan of overpayments of benefits previously made to a Participant or Beneficiary, (iii) if applicable, the transfer of benefit rights from the Plan to another plan, or (iv) the direct deposit of benefit payments to an account in a banking institution (if not actually part of an arrangement constituting an assignment or alienation) shall not be construed as an assignment or alienation.

In the event that any Participant's or Beneficiary's benefits hereunder are garnished or attached by order of any court, the Employer or Trustee may bring an action or a declaratory judgment in a court of competent jurisdiction to determine the proper recipient of the benefits to be paid under the Plan. During the pendency of said action, any benefits that become payable shall be held as credits to the Participant's or Beneficiary's Account or, if the Employer or Trustee prefers, paid into the court as they become payable, to be distributed by the court to the recipient as the court deems proper at the close of said action.

12.4 <u>TAX WITHHOLDING</u>. Distribution and withdrawal payments under this Plan shall be subject to all applicable withholding requirements for state and federal income taxes and to any other federal, state or local taxes that may be applicable to such payments. The Company shall have the right, but not the obligation, to deduct from any distribution from the Plan, that amount equal to all or any part of the federal, state, local and foreign taxes, if any, required by law to be withheld by the Company with respect to such distributions. Alternatively or in addition, in its discretion, the Company shall have the right to require a Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for any such tax withholding obligations of the Company arising in connection with any distribution from the Plan. The Trustee shall have no obligation to distribute amounts form the Trust until the Company's tax withholding obligations have been satisfied by the Participant.

12.5 <u>NO EMPLOYMENT AGREEMENT</u>. Nothing contained herein shall be construed as conferring upon any Participant the right to continue in the employ of the Employer as an employee.

12.6 <u>ATTORNEY'S FEES</u>. If the Employer, the Participant, any Beneficiary, any beneficiary under an insurance policy purchased under the Trust, and/or a successor in interest to any of the foregoing, brings legal action to enforce any of the provisions of this Plan, the prevailing party in such legal action shall be reimbursed by the other party, the prevailing party's costs of such legal action including, without limitation, reasonable fees of attorneys, accountants and similar advisors and expert witnesses.

12.7   GOVERNING LAW. This Plan shall be construed in accordance with and governed by any applicable provisions of ERISA and the laws of the State of Delaware.

12.8   ENTIRE AGREEMENT. This Plan constitutes the entire understanding and agreement with respect to the subject matter contained herein, and there are no agreements, understandings, restrictions, representations or warranties among any Participant and the Employer other than those as set forth or provided for herein.

12.9   SEVERABILITY. If any provision of this Plan is determined, by the Committee or any governmental agency or court decision, to be unenforceable or invalid under any applicable law, such unenforceability or invalidity shall not render this Plan unenforceable or invalid as a whole, and such provision shall be changed and interpreted by the Committee, in its sole discretion, so as to best accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law or applicable court decisions.

IN WITNESS WHEREOF, this Plan has been adopted effective as of the Effective Date.

Mattson Technology, Inc.

Dated: December 15, 2005

By: /s/ Kathleen A. Quintanilla
Name: Kathleen A. Quintanilla
Title: Human Resources Director